Exhibit (a)(1)(ix)

DuPont de Nemours, Inc.’s Separation of the Nutrition & Biosciences business and its Combination with International Flavors & Fragrances Inc.

IMMEDIATE ATTENTION REQUIRED

You are being contacted because you are a participant in a Du Pont UK Share Incentive Plan (“SIP”) or you hold shares in DuPont de Nemours, Inc. (“DuPont”) in the “DuPont Share Shop” (“Share Shop”) operated by Computershare Plan Managers (a trading name for Computershare Investor Services Plc (“Computershare”)).

You should read this document, including the Appendix (which sets out commonly asked questions and answers) before responding in the manner described below. An offer is being made to you in relation to the DuPont shares you hold in the SIP and/or Share Shop and you have a choice whether to accept this offer or not. You do not need to do anything if you don’t want to, but even if you do nothing, there may be tax or financial consequences for you, which you should ensure you understand and are comfortable with. You need to respond by 17:00 GMT on 20 January 2021 if you wish to accept the Offer described below.

If you only hold DuPont shares in the Share Shop, you should refer to the response to Question 16 (in the Appendix) and should disregard any information or commentary in this document pertaining to the SIP.

The information and commentary in this document relating to tax and the details of the transaction described herein has not been prepared by Computershare but by DuPont’s advisers (and provided to Computershare). Computershare takes no responsibility for the information and commentary in this document relating to tax and details of the transaction.

BACKGROUND

DuPont is offering to exchange all shares of Nutrition and Biosciences, Inc (“N&B”) common stock (“N&B common stock”) owned by DuPont for shares of common stock of DuPont (“DuPont common stock”) that are validly tendered and not properly withdrawn (the “Offer”). Following the consummation of the Offer, Neptune Merger Sub I Inc. (“Merger Sub I”), a Delaware corporation and wholly owned subsidiary of International Flavors & Fragrances Inc. (“IFF”), will be merged with and into N&B, whereby the separate corporate existence of Merger Sub I will cease and N&B will continue as the surviving corporation and a wholly owned subsidiary of IFF (the “Merger”) pursuant to an agreement relating to the Merger (the “Merger Agreement”). In the Merger, each outstanding share of N&B common stock (except for shares of N&B common stock held by N&B as treasury stock or by DuPont, which will be automatically canceled) will be automatically converted into the right to receive a number of shares of common stock of IFF (“IFF Stock”) equal to the exchange ratio set forth in the Merger Agreement. The terms and conditions of this Offer are described in the Prospectus dated December 31, 2020 (the “Prospectus”), which is available on the EquatePlus portal.

DuPont’s Board of Directors has approved the making of the Offer. However, none of DuPont, DuPont’s Board of Directors, Computershare or EES Trustees Limited (Computershare’s corporate trustee entity) is making any recommendation whether you should instruct Computershare to tender or refrain from tendering the shares of DuPont common stock in your SIP or Share Shop account. You must make your own decision as to whether to instruct Computershare to tender any shares of DuPont common stock and, if so, how many shares to tender.

In deciding whether to tender your shares of DuPont common stock in the Offer, you should carefully consider the matters described in the section of the Prospectus entitled “Risk Factors,” as well as other information included in the Prospectus and the other documents to which you have been referred. If any of these risks actually occur, IFF’s, the N&B Business’s or the combined company’s business, financial condition or results of operations would likely be materially and adversely affected.

TERMS

The key terms and conditions of the Offer are set out in the Prospectus under the section entitled “The Exchange Offer.”

Please note in particular that:

•

You may elect to exchange all or any portion of the shares of DuPont common stock which are held by Computershare for you, but cannot exchange any shares of DuPont which are still within their “Holding Period” for the purposes of the SIP;

•	The Offer is subject to certain conditions;

•	As discussed below the Odd Lot provisions of the Offer described in the Prospectus are not applicable to participants in the SIP or to shares held in the DuPont Share Shop; and

•	Any shares of N&B common stock received will convert into the right to receive shares of IFF common stock in the Merger and therefore you will receive shares of IFF common stock.

We further note that the Offer is designed to permit you to exchange shares of DuPont common stock for shares of N&B common stock at a price per share equal to a 7% discount to the per-share value of IFF common stock, calculated as set forth in the Prospectus. Stated another way, for each $100 of your DuPont common stock accepted in the Offer, you will receive approximately $107.53 of N&B common stock (which, again, will convert into shares of IFF common stock in the Merger). The value of the DuPont common stock will be based on the calculated per-share value for the DuPont common stock on the New York Stock Exchange (“NYSE”) and the value of the N&B common stock will be based on the calculated per-share value for IFF common stock on the NYSE , in each case determined by reference to the simple arithmetic average of the daily VWAP of DuPont common stock and IFF common stock on the NYSE on each of the Valuation Dates (as defined in the Prospectus). Please note, however, that:

•	The number of shares you can receive is subject to an upper limit of 0.7180 shares of N&B common stock for each share of DuPont common stock accepted in the Offer.

•	The Offer does not provide for a minimum exchange ratio. See the section of the Prospectus entitled “The Exchange Offer—Terms of the Exchange Offer.”

•

If the number of shares of DuPont common stock that have been tendered and accepted results in fewer than all shares of N&B common stock being exchanged in the Exchange Offer, then such remaining shares of N&B common stock will be distributed pro rata to DuPont stockholders in the Clean-Up Spin-Off (described in the Prospectus). DuPont currently expects that a portion of the shares of N&B common stock will be distributed to DuPont stockholders in the Clean-Up Spin-Off, but is unable to predict how many.

•

Because the Offer is subject to proration in the event of oversubscription, DuPont may accept for exchange only a portion of the DuPont common stock which Computershare arranges to be tendered on your behalf. Any proration of the number of shares accepted in the Offer will be determined on the basis of the proration mechanics described under “The Exchange Offer—Terms of the Exchange Offer—Proration in the Prospectus. Please note that the provisions described under Tenders for Exchange by Holders of Fewer than 100 Shares of DuPont Common Stock” (the “Odd Lot Provisions”) are not applicable to participants in the SIP or to shares held in the DuPont Share Shop. While proration is possible, DuPont does not expect proration to occur because DuPont currently expects that the number of shares of DuPont common stock tendered in the Offer will result in fewer than all of the shares of N&B common stock being subscribed for, and that shares of N&B common stock will remain to be distributed following the completion of the Offer.

THIS LETTER, INCLUDING THE APPENDIX, ATTEMPTS TO BRIEFLY SUMMARIZE THE TERMS OF THE OFFER AND IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THE OFFER, WHICH ARE SET FORTH IN THE PROSPECTUS. YOU SHOULD READ THE PROSPECTUS, INCLUDING THE RISK FACTORS, BEFORE DECIDING WHETHER TO TENDER SOME, ALL OR NONE OF THE SHARES OF DUPONT COMMON STOCK ATTRIBUTABLE TO YOUR INDIVIDUAL ACCOUNT UNDER THE SIP OR SHARE SHOP. THE PROSPECTUS ALSO CONTAINS IMPORTANT INFORMATION ABOUT DUPONT, N&B AND IFF.

PROCEDURES FOR TENDERING

In order to participate in the Offer described in the Prospectus and briefly summarized in this letter (described in this document as ‘tendering’ the shares), you will need to log on to your EquatePlus account so that you can complete your Direction Form by no later than 17:00 GMT on 20 January 2021. If you do not complete your Direction Form by that date, Computershare will not be able to process it, and you will be deemed not to have accepted the Offer.

Computershare will then collate all instructions and arrange for them to be remitted to DuPont’s exchange agent for the Offer by the deadline under the Offer, which is 23:59 New York City time on January 29, 2021.

Please note, the due date of 20 January 2021 is earlier than the last day of the offer period provided for in the Prospectus in order to allow sufficient time for tabulation of your instructions and tendering of the shares. Such date is also prior to the time at which the final exchange ratio is established, as described in the Prospectus. As a result, the exact exchange ratio at which your shares of DuPont Common Stock will be exchanged for shares of N&B Common Stock will not be known at the time you make a decision. The means by which the exchange ratio will be calculated, and additional information on the exchange ratio (including a website where illustrative exchange ratios are presented), can be found in the Prospectus.

WITHDRAWAL

Tenders made through your Direction Form will be deemed irrevocable unless timely withdrawn prior to the date noted below. Consequently, if you instruct Computershare in your Direction Form to tender your shares of DuPont common stock, and you subsequently decide to change or withdraw your tender, you may do so on the EquatePlus portal provided you do so by 17:00 GMT on 20 January 2021.

Please note, the due date of 20 January 2021 is earlier than the last day of the offer period provided for in the Prospectus in order to allow sufficient time for tabulation of your instructions and tendering of the shares.

TAX

Please see the attached Appendix for comments on UK taxation.

The information and commentary in this document relating to tax has not been prepared by Computershare but by DuPont’s advisers. Computershare takes no responsibility for the information and commentary in this document relating to tax.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

You are urged to read this letter, including the Appendix, and the Prospectus in their entirety prior to making any decision.

Additional Information and Where to Find It

In connection with the proposed transaction, N&B has filed a registration statement on Form S-4/S-1 containing the Prospectus, dated December 31, 2020, IFF has filed a registration statement on Form S-4 containing the Prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont has filed a Schedule TO with the United States Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROSPECTUS, DUPONT’S SCHEDULE TO AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE FILINGS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT N&B, IFF AND DUPONT AND THE PROPOSED TRANSACTION.

The registration statements, the Prospectus, DuPont’s Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge on the SEC’s internet website at www.sec.gov. This website also contains reports, proxy and prospectuses and other information regarding registrants, such as DuPont and IFF, that file electronically with the SEC. You can also find additional information about DuPont at www.dupont.com and about IFF at www.iff.com. DuPont’s and IFF’s website addresses are provided as an inactive textual reference only. Information contained on DuPont’s and IFF’s website are not incorporated by reference into this letter or the Prospectus, and you should not consider information contained on those websites as part of this letter or the Prospectus.

If you require additional information concerning the procedure to offer for exchange shares of DuPont common stock attributable to your individual account under the SIP or Share Shop please contact Computershare at the contact details set out in the Appendix. If you require additional information concerning the terms and conditions of the Offer, please contact Georgeson, the information agent for the Offer, at the address or number below. Please note that this may be charged as an international call.

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104, USA

+1-781-575-21371

If you are in any doubt as to the financial or tax consequences of the Offer you should consult an independent financial or tax advisor.

EXEMPTION FROM EU PROSPECTUS REGULATION

The Offer is being made by DuPont to participants and former participants under the SIP that are UK residents as part of an employee incentive programme, which facilitates and encourages employee share ownership for the purposes of recruitment, retention and reward, and alignment of the interest of participants with the interests of DuPont and its shareholders. The Offer is exempt from the obligation to publish a prospectus under Article 1(4)(i) of the EU Prospectus Regulation.

More information in relation to N&B, Inc can be found in the Prospectus in the section entitled “Information on the N&B Business”. Information in relation to IFF (including the share price) can be found at www.iff.com, and in the Prospectus in the section entitled “Information on IFF”. The reasons for the Offer are explained at the paragraph “Background” above, and the key terms and conditions of the Offer are set out in this document (see “Terms” above) and in the Prospectus in the section entitled “The Exchange Offer”. A summarised description of the rights attaching to the N&B shares is set out in the Prospectus in the section entitled “Description of N&B Common Stock” and a summarised description of the rights attaching to the IFF shares is set out in the Prospectus in the section entitled “Description of Capital Stock of IFF and the Combined Company”. Please also see “Comparison of Rights of Holders of DuPont Common Stock and IFF Common Stock” of the Prospectus.

[1]	An international charging rate will apply to phone calls made to this number. You should check this rate with your telephone provider before calling.

The Prospectus incorporates by reference important business and financial information about DuPont and IFF from documents filed with the SEC that have not been included in or delivered with the Prospectus. This information is available without charge at the website that the SEC maintains at www.sec.gov.

DuPont is offering all N&B shares in this offer, which is expected to be approximately 142 million shares of N&B common stock. The number of shares of N&B common stock available in the Offer will equal the number of shares issued by IFF in the Merger, as described further in the Prospectus.

SHARES OF DUPONT COMMON STOCK OUTSIDE THE SIP OR SHARE SHOP

Do not submit to Computershare under the procedures described above any instructions for shares you may hold outside of the SIP or Share Shop.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of DuPont, IFF or N&B has taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of DuPont common stock, IFF common stock or N&B common stock outside the United States. Accordingly, with respect to any shares of DuPont held outside the SIP or the Share Shop, or with respect to any shares held in the SIP or the Share Shop by a person that is not a UK resident, the ability of such person, if they are a non-U.S. person to tender shares of DuPont common stock in the Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Offer without the need for DuPont, IFF or N&B to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

With respect to any shares held outside the SIP or Share Shop, or shares held in the SIP or the Share Shop by a person that is not a UK resident, such person, if they are a non-U.S. person, should consult their advisors in considering whether they may participate in the Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of DuPont common stock, IFF common stock or N&B common stock that may apply in their home countries. None of DuPont, IFF, N&B or Computershare can provide any assurance about whether such limitations may exist.

Appendix

This Appendix sets out a list of common questions and answers in relation to the impact of the Offer and Merger on DuPont shares held in the SIP or the Share Shop. It does not address any DuPont shares you may hold outside of the SIP or the Share Shop.

These questions and answers are intended to provide general information and describe certain tax consequences for employees who are resident and domiciled in the UK. However, this Q&A should not be construed as giving personal tax or financial advice. If you are in any doubt as to the financial or tax consequences of the Offer or Merger or your holding/receipt of shares in DuPont, N&B or IFF, you should consult an independent financial or tax advisor.

If you have any queries not dealt with here, please contact Computershare using the contact details set out at the end of this Q&A. However, please note that neither Computershare nor any employee of DuPont or IFF will be able to give you tax or financial advice.

If you only hold DuPont shares in the Share Shop, you should refer to the response to Question 15 (in the Appendix) and disregard any information or commentary in this document pertaining to the SIP.

The information and commentary in this document relating to tax and the details of the transaction described herein has not been prepared by Computershare but by DuPont’s advisers (and provided to Computershare). Computershare takes no responsibility for the information and commentary in this document relating to tax and details of the transaction.

General

Q1	What is the Offer and the Merger?

A1

On 15 December 2019, DuPont, Nutrition & Biosciences, Inc. (N&B) and IFF entered into definitive agreements, pursuant to which and subject to the terms and conditions therein, (i) DuPont will transfer the Nutrition and Biosciences business (N&B Business) to N&B, (ii) N&B will make a cash distribution to DuPont equal to $7.306 billion, subject to certain adjustments, (iii) DuPont will distribute to its stockholders all of the issued and outstanding shares of N&B common stock, as described further below and (iv) Neptune Merger Sub I Inc., a wholly owned subsidiary of IFF, will merge with and into N&B, with N&B as the surviving corporation (Merger). As a result of the Merger, the existing shares of N&B common stock will be automatically converted into the right to receive a number of shares of IFF common stock. When the Merger is completed, holders of DuPont’s common stock that received shares of N&B common stock in the Distribution will own approximately 55.4% of the outstanding shares of IFF common stock on a fully diluted basis and existing holders of IFF common stock immediately prior to the Merger will own approximately 44.6% of the outstanding shares of IFF common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger stockholder bases.

As described above, DuPont will distribute 100% of the shares of N&B common stock to DuPont stockholders. To effect this, DuPont is offering its stockholders the option to exchange their shares of DuPont common stock for shares of N&B common stock (which would be converted automatically into shares of IFF common stock in the Merger) on the terms and conditions of the offer as set forth in the Prospectus (Offer).

If the Offer is not fully subscribed because the number of shares of DuPont common stock tendered results in fewer than all of the shares of N&B common stock being distributed, then DuPont will conduct a “clean-up spin-off” (Clean-Up Spin-Off). In the Clean-Up Spin-Off, DuPont would distribute the remaining shares of N&B common stock on a pro rata basis to DuPont stockholders as of the record date, other than in respect of any shares tendered and accepted in the offer. The DuPont stockholders would receive a pro rata number of shares of N&B common stock (i.e. a dividend – this type of dividend is called a “dividend in specie”).

As noted in the letter, DuPont currently expects that the Clean-Up Spin-Off will be necessary and will therefore occur following the Offer. In the Offer, any DuPont stockholder who validly tenders (and does not properly withdraw) shares of DuPont common stock for shares of N&B common stock and whose shares are accepted in the Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, shares of N&B common stock distributed on a pro rata basis to DuPont stockholders in the Clean-Up Spin-Off.

No trading market currently exists for N&B common stock. You will not be able to trade shares of N&B common stock before they are converted into shares of IFF common stock in the Merger.

The conditions to the Merger are described in further detail in the Prospectus.

Q2	Why am I receiving this documentation?

A2

You are a participant in the SIP or hold shares in the Share Shop. You are therefore a shareholder in DuPont. Your shares are held for you by Computershare’s corporate trustee entity, EES Trustees Limited. Computershare has been appointed by DuPont UK for this purpose.

As a shareholder in DuPont, you will be treated in the same way as all other DuPont shareholders and will participate in the Offer and Merger as described in these Q&As.

DuPont will offer you the ability to exchange all or a portion of your shares of DuPont common stock for shares of N&B common stock, which N&B common stock will be immediately converted into the right to receive shares of IFF common stock in the Merger. You can accept the Offer if you wish, in respect of any “Partnership Shares” that you have acquired, and any “Matching Shares” or “Dividend Shares” that are no longer within their Holding Period. If you are in any doubt as to how many shares this is, you can check your EquatePlus account.

You will not have to accept the Offer if you do not wish to do so. However, as mentioned above, if not all the N&B shares are exchanged and you still hold DuPont shares, you will receive a number of N&B shares in any event in the Clean-Up Spin-Off.

Any N&B shares that you receive will automatically convert into the right to receive IFF shares. IFF shares are traded on the NYSE.

Q3	What does this mean for me?

A3	Although you are a shareholder in DuPont, if you are a participant in the SIP, you are in a slightly different position from other shareholders.

In the remainder of these Q&As, we have described what actions you may need to take, if any, how you will hold any IFF shares you receive and how this interacts with the SIP. You will recall that the SIP is a UK HM Government sponsored tax efficient structure. We have explained below how the Offer and Merger may affect the tax outcome you may have been expecting in relation to your DuPont shares which are currently held in the SIP but you are responsible for obtaining your own personal tax advice.

Q4	What actions do I need to take and when?

A4

In order to participate in the Offer in respect of your SIP Shares or your Share Shop Shares, you will need to complete the Direction Form on the EquatePlus portal so that it is received by no later than 17:00 GMT on 20 January 2021.

If you do not complete your Direction Form by that date, Computershare will not be able to process it, and you will be deemed not to have accepted the Offer.

Tenders made through your Direction Form will be deemed irrevocable unless timely withdrawn prior to the date noted below. Consequently, if you instruct Computershare in your Direction Form to tender your SIP Shares or your Share Shop Shares, and you subsequently decide to change or withdraw your tender, you may do so on the EquatePlus portal provided you do so by 17:00 GMT on 20 January 2021.

Please note, the due date of 20 January 2021 is earlier than the last day of the offer period provided for in the Prospectus in order to allow sufficient time for tabulation of your instructions and tendering of the shares. Such date is also prior to the time at which the final exchange ratio is established, as described in the Prospectus. As a result, the exact exchange ratio at which your shares of DuPont Common Stock will be exchanged for shares of N&B Common Stock will not be known at the time you make a decision. The means by which the exchange ratio will be calculated, and additional information on the exchange ratio (including a website where illustrative exchange ratios are presented), can be found in the Prospectus.

Computershare will collate all instructions and arrange for them to be remitted them to DuPont by the deadline under the Offer, which is one minute after 23:59 New York City time on January 29, 2021.

You are strongly encouraged to complete all documentation as soon as possible, if you wish to participate.

Q5	Do I have a choice about whether to receive N&B shares / IFF shares?

A5

You have a choice as to whether to participate in the Offer. You may tender all, some or none of your shares of DuPont common stock in the Offer. However, you cannot accept the Offer in respect of any “Matching Shares” or “Dividend Shares” that are still within their “Holding Period” under the SIP. If you are in any doubt as to how many shares this is, you can check your EquatePlus account.

If you participate in the Offer, you will receive N&B shares.

If you choose not to participate in the Offer, you will still likely receive N&B shares automatically in the Clean-Up Spin-Off because DuPont currently expects the Clean-Up Spin-Off will be necessary to complete the distribution of all shares of N&B common stock. DuPont is unable to predict the number of N&B shares that will be distributed in the Clean-Up Spin-Off as this will depend on the number of DuPont shares tendered by DuPont stockholders in the Offer and the final exchange ratio. DuPont is therefore unable to predict, and cannot guarantee, how many N&B shares will be distributed in the Clean-Up Spin-Off and how many N&B shares would be received per DuPont share in the Clean-Up Spin-Off.

Either way, if you receive N&B shares, they will automatically convert into the right to receive IFF shares as part of the Merger, and you will then receive IFF shares.

Q6	How many N&B shares / IFF shares will I receive?

A6

The Offer is designed to permit you to exchange your shares of DuPont common stock for shares of N&B common stock at a price per share equal to a 7% discount to the per-share value of IFF common stock, calculated as set forth in the Prospectus. Stated another way, for each $100 of your DuPont common stock accepted in the Exchange Offer, you will receive approximately $107.53 of N&B common stock. The value of the DuPont common stock will be based on the calculated per-share value for the DuPont common stock on the NYSE and the value of the N&B common stock will be based on the calculated per-share value for IFF common stock on the NYSE, in each case determined by reference to the simple arithmetic average of the daily VWAP of DuPont common stock and IFF common stock on the NYSE on each of the Valuation Dates (as defined in the Prospectus).

The exchange ratio for the Offer is described further in the Prospectus. You are encouraged to read the Prospectus in full. If you have questions about the terms of the Offer, you can reach out to the Information Agent at:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104, USA

+1-781-575-21372

With respect to the Clean-Up Spin-Off, DuPont is unable to predict the number of shares of N&B common stock that will be distributed in the Clean-Up Spin-Off as this will depend on the number of shares of DuPont common stock tendered by DuPont stockholders in the Offer and the final exchange ratio. DuPont is therefore unable to predict, and cannot guarantee, how many shares of N&B common stock will be distributed in the Clean-Up Spin-Off and how many shares of N&B common stock would be received per share of DuPont common stock in the Clean-Up Spin-Off. Holders of DuPont common stock that do not tender any shares of DuPont common stock in the Offer will only receive such number of shares of N&B common stock (and, following the Merger, shares of IFF common stock in respect thereof) that are remaining after the completion of the Exchange Offer and distributed on a pro rata basis.

Q7	Do I have to pay anything?

A7

If you elect to participate in the Offer, you will give up however many shares of DuPont common stock you tender in order to receive shares of N&B common stock (which will convert into the right to receive shares of IFF common stock). If you participate in a SIP, the shares that you give up will be removed from the SIP.

If the expected Clean-Up Spin-Off takes place, you will receive shares of N&B common stock automatically and without any action by you.

Shares of N&B common stock will convert into the right to receive shares of IFF common stock, and holders of N&B common stock will be entitled to receive such shares, without any payment by them.

However, if you receive shares of N&B common stock under either the Offer or any Clean-Up Spin-Off, there will be tax consequences for you (described further herein).

Q8	Will the number of my DuPont Shares be reduced?

A8

As described above, if you participate in the Offer, you will be giving up some of your DuPont shares in exchange for the N&B shares. Following this step, you will therefore have fewer DuPont shares. The choice of whether to give up any of your DuPont shares is entirely up to you. There is no obligation to participate in the Offer.

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Q9	What do I do if I want to retain all of my shares of DuPont common stock?

A9	If you want to retain all of your shares of DuPont common stock, you do not need to take any action.

Q10	Can I choose to receive cash instead?

A10	No.

Q 11	Are there possible adverse effects on the value of IFF common stock ultimately to be received by DuPont stockholders who participate in the Offer?

A 11

In deciding whether to tender your shares of DuPont common stock in the Offer, you should carefully consider the matters described in the section of the Prospectus entitled “Risk Factors,” as well as other information included in the Prospectus and the other documents to which you have been referred.

Future participation in the SIP following the Merger

Q12	I participate in a SIP, is my participation affected by the Merger?

A12	This depends on which SIP you participate in (this is largely a consequence of who you are employed by) and whether you continue to be employed by the DuPont group after the Merger.

DuPont (U.K.) Limited, EKC Technology Limited or Specialty Electronic Materials UK Limited SIPs

If you remain employed by DuPont after the Merger, your participation in these SIPs is unaffected. You may continue purchasing partnership shares through payroll in the same way that you do currently and you will be entitled to receive matching shares. Your DuPont shares will still be held by Computershare, as administrator of the SIP.

If you hold shares acquired under one of these SIPs but are now employed by a company that will become a subsidiary of IFF as a result of the Merger, you will be treated in the same way as other leavers from the SIP in accordance with the rules of the SIP. These rules are imposed by the legislation which applies to a SIP.

You will be required to remove your DuPont shares from the SIP, and Computershare will send you a form to complete and return. You will have three choices. You can either:

•	sell your DuPont shares

•	transfer your DuPont shares into the DuPont Share Shop,

•	or hold them directly as part of your personal investment strategy.

If you do not return your instructions to Computershare within 30 days of the Merger, your DuPont shares will be removed from the SIP and will be placed into the DuPont Share Shop. Given the circumstances under which you will cease employment with DuPont, you will not be subject to income tax when your DuPont shares are withdrawn from the SIP. For the tax consequences of the Merger generally see below.

Danisco (UK) Limited, DuPont Nutrition Manufacturing UK Limited, or Solae (UK) Limited SIPs

If you are a participant in these SIPs, your employer will cease to be part of the DuPont group and will become a subsidiary of IFF as a result of the Merger. You will not be a “leaver” for the purposes of these SIPs until you cease to be employed by the IFF group. However, these SIPs will be closed with effect from the date of the Merger (i.e. 1 February 2021) so you will not be able to buy partnership shares or receive matching shares after the date of the Merger.

The DuPont shares that you hold in the SIP will remain in the SIP until such time as they can be withdrawn without any tax consequences for you – at that point Computershare will withdraw the shares and will be in touch at the relevant time to discuss this. The timing will depend on how long you have held the shares in the SIP.

You can of course withdraw your DuPont shares from the SIP at any time (although there may be tax consequences). Furthermore, you will have to withdraw your DuPont shares from the SIP if you cease employment with your employer / the IFF group.

In summary, your participation in the SIPs will be frozen and you will not be able to acquire any further shares, but your existing shares will not be affected.

Holding N&B Shares / IFF Shares

Q13	Can I hold my IFF Shares in the SIP?

A13

No, only DuPont shares can be held in the SIP. This is as a result of the legislation governing the SIP, which cannot be changed. Computershare will transfer your IFF Shares to a new Share Shop established solely for the purposes of holding IFF Shares (DuPont IFF Share Shop) which is being put in place on a temporary basis. You will be able to see your IFF Shares in the EquatePlus portal.

Q14	How can I hold my IFF Shares?

A14	Computershare will transfer your IFF Shares to a new Share Shop established solely for the purposes of holding IFF Shares (DuPont IFF Share Shop) which is being put in place on a temporary basis.

You will be able to see your IFF Shares in the EquatePlus portal

Q15	Can I sell my IFF Shares?

A15	Yes, your IFF shares will be listed on the NYSE so can be freely traded.

As noted above, DuPont will facilitate a temporary broker arrangement, called the DuPont IFF Share Shop (which is similar to the DuPont Share Shop) into which your IFF shares will be transferred. This is intended to make it easier for you to hold or sell your IFF shares in order to fund the tax charges that will arise as a consequence of receiving IFF shares in the Merger (see below). The facility will be temporary, most likely terminating at the end of 2021, and there may be a cost to you of transferring any IFF shares out of this broker facility and into your own name if you have not sold all of the IFF shares held in there by when the facility closes. Further details of the temporary facility will be provided to you in due course.

DuPont Share Shop

Q16	I no longer participate in the SIP, but hold my DuPont Shares in the DuPont Share Shop. Is my participation affected by the Offer and Merger?

A16

You are a shareholder in DuPont so you may participate in the same way as other DuPont shareholders. The commentary set out in these Q&As other than any information which relates specifically to the SIP or tax issues relating to the SIP will apply equally to you.

You can continue to hold your DuPont shares in the DuPont Share Shop following the Merger.

Q17	Can I hold my IFF Shares through the DuPont Share Shop?

A17

No, only DuPont shares can be held in the DuPont Share Shop. This is as a result of the rules of the DuPont Share Shop, which cannot be changed. Computershare will transfer your IFF Shares to the new DuPont IFF Share Shop, as described above in A13. You will be able to see your IFF Shares in the EquatePlus portal.

Taxation

The following summary is based on current UK law and published guidance and is not tailored to address your personal circumstances. It assumes you are tax resident in the UK and have been since you began participating in the SIP. The following summary discusses only UK tax implications and does not address tax implications for any other jurisdictions. DuPont does not provide tax advice and it is recommended that you take independent advice on the tax implications of the Offer and Merger for you.

The information in this section is correct as at December 2021. Tax rates can and do change from time to time.

The information and commentary in this document relating to tax has not been prepared by Computershare but by DuPont’s advisers. Computershare takes no responsibility for the information and commentary in this document relating to tax.

This summary sets out the UK tax implications for the shares held in the SIP of the Offer and Merger. If there were no Offer or Merger, you would not pay any tax while your shares remain in the SIP.

Offer

If you participate in the Offer, tender your DuPont shares, have your DuPont shares accepted, and receive N&B shares in exchange therefore, you will be treated as if you had sold the DuPont shares that you exchange for an amount equal to the value of the N&B shares you receive.

SIP Participants

If you hold your DuPont shares in a SIP, when you sell them in the Offer you will be taxed in the same way as if you were a leaver from the SIP or if you had decided to sell your SIP shares. The tax treatment depends on how long you have held your DuPont shares in the SIP.

(a)

If your matching or partnership shares have been held for five years or more, or dividend shares have been held for three years or more, no income tax, National Insurance contributions (NICs) or capital gains tax will arise when you exchange your DuPont shares.

(b)

If your matching or partnership shares have been held for less than five years, you will be subject to employment income tax and NICs when you dispose of your DuPont shares. The income tax and NICs will be collected from you under the PAYE system. The tax/NICs charges which may arise are as follows:

(i)	Partnership Shares held for less than three years: income tax and NICs payable on the market value of the DuPont shares when they are sold in the Offer;

(ii)

Partnership Shares held for between three and five years: income tax and NICs payable on the lower of: (i) the amount of pay originally used to buy the DuPont shares; and (ii) the market value of the DuPont shares when they are sold in the Offer;

(iii)

Matching Shares held for between three and five years: income tax and NICs payable on the lower of the market value of the DuPont shares: (i) when they were acquired; and (ii) when they are sold in the Offer.

If you dispose of some, but not all, of your DuPont shares, you will be treated as having disposed of the longest held shares first. This will give you the most advantageous tax outcome.

If you exchange any DuPont shares under the Offer and a PAYE income tax/employee’s NICs liability arises as a result, Computershare will arrange for a number of the IFF shares that you are entitled to receive to be sold in order to cover this tax liability, and will pay the proceeds of sale to DuPont, so that DuPont can pay this to HM Revenue & Customs.

Share Shop Participants

If you hold your DuPont shares in the Share Shop, a capital gain or allowable loss will arise, depending on whether the value of the N&B shares you receive in exchange for your DuPont shares exceeds the “base cost” of those shares (together with incidental costs of acquisition and disposal).

Assuming your shares were acquired under the SIP, this “base cost” is the value of the DuPont shares at the time when you removed them from the SIP. Capital gains tax rates are 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers (in each case subject to any available exemptions or reliefs, such as the annual exempt amount).

Capital gains tax is your personal liability and you will have to pay this through self-assessment. We comment on self-assessment tax returns above.

Clean-Up Spin-Off

All UK tax resident shareholders in DuPont (whether they acquired shares under the SIP or not) will be taxed on the value of any N&B shares they receive under the Clean-Up Spin-Off as if they were a dividend paid by DuPont. The value of the N&B shares at the time they are received is taxed as if it were a cash dividend.

Dividends are subject to income tax at the following rates:

•	0% for dividends up to £2,000;

•	7.5% for dividends over £2,000 (if you pay income tax at 20%);

•	32.5% for dividends over £2,000 (if you pay income tax at 40%); or

•	38.1% for dividends over £2,000 (if you pay income tax at 45%).

The tax which is payable when you receive a dividend is not related to your employment but to your relationship to DuPont as shareholder. Therefore it cannot be collected through payroll. Any income tax which arises is your personal liability and you will have to pay this through self-assessment. DuPont cannot pay this tax to HM Revenue & Customs for you as they would for income tax on salary you received.

A UK taxpayer who receives more than £10,000 in dividends in a tax year is required to file a self-assessment tax return. If you do not already file a self-assessment tax return, you must notify HMRC by 5 October following the tax year in which the dividends were received (i.e. by 5 October 2021). Any tax will need to be paid by 31 January 2022.

A UK taxpayer who receives more than £2,000 but less than £10,000 in dividends in a tax year and does not already file self-assessment tax returns can notify HMRC by calling the tax code helpline, and HMRC may be able to collect the tax by adjusting their tax code in which case, the income tax may be collected through your monthly pay.

HMRC’s self-assessment income tax helpline is 0300 200 3310, or you can search the www.gov.uk website for online services.

You should note that the dividend will be received from DuPont, which is a U.S. company, so it will comprise a dividend from a non-UK company.

Conversion of N&B shares to IFF shares

The N&B shares that you acquire (either as a consequence of the Offer or Clean-Up Spin-Off) cannot be added to the SIP, and therefore you will be taxed in the same way as all other UK tax resident shareholders.

Your “base cost” in the N&B shares for capital gains tax purposes will be equal to the value of those shares when you acquired them.

The conversion will be treated as a disposal of your N&B shares in exchange for IFF shares and a chargeable gain or allowable loss may arise as a result. On the basis that the IFF shares received will be of equal value to the N&B shares which are disposed of, no gain should arise (unless the N&B shares are awarded at a discount).

If you acquired your N&B shares under the Offer and there was a discount on those N&B shares, the “base cost” in the N&B shares will be lower than the value of the DuPont shares that you sold and a capital gain will arise equal to the difference between the value of the original DuPont shares and the value of the IFF shares you receive.

Capital gains tax is your personal liability and you will have to pay this through self-assessment. We comment on self-assessment tax returns above.

Balancing cash payment

IFF will only issue whole shares (not part of a share). The ratio used to determine how many N&B/IFF shares you are entitled to receive may mean that it is not possible to receive a whole number of IFF shares. If you would be entitled to a fraction of a share as a result of the calculation which will be applied, you will receive a small cash amount so as to ensure that you do not lose out.

For tax purposes, you will be treated as if you had received the fraction of a share and then immediately disposed of it for cash. This is not expected to give rise to a gain or a loss.

Contact Details

How do I contact Computershare if I have any queries?

Computershare’s contact details are:

•	E-mail: Dupont@computershare.co.uk

•	Participant Helpline[3]: +44 (0) 344 472 6128

•	Employee Web (for username or access issues, contact Computershare):

www.computershare.com/dupontshareplans

•	Mailing Address:

•	Computershare Plan Managers

•	Bridgwater Road

•	Bristol

•	BS99 6AP

[3]

Toll-free numbers are free-of-charge. However, depending on your network provider, you may still be charged, for example, when calling from a mobile phone. Toll-free numbers may not be accessible on some networks – please contact your provider for more information.